Exhibit 99.2

ANNUAL GENERAL MEETING APRIL 15, 2016
AGENDA AND EXPLANATORY NOTES

Ferrari N.V.

Amsterdam, The Netherlands

Registered Office:

Via Abetone Inferiore N.4,

I -41053 Maranello (MO) Italy

Dutch trade register number: 64060977

 AGENDA

 ANNUAL GENERAL MEETING OF SHAREHOLDERS

 OF FERRARI N.V. (THE “COMPANY”)

 TO BE HELD ON FRIDAY, APRIL 15, 2016 AT 3:00 P.M. CET AT  RADISSON BLU HOTEL AMSTERDAM AIRPORT, BOEING

 AVENUE 2, 1119 PB SCHIPHOL-RIJK, THE NETHERLANDS

1.	OPENING

2.	ANNUAL REPORT 2015

a.	Report of the Board of Directors for the financial year 2015 (discussion)

b.	Implementation of the remuneration policy in 2015 (discussion)

c.	Policy on additions to reserves and on dividends (discussion)

d.	Adoption of the 2015 Annual Accounts (voting)

e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2015 (voting)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND NON-EXECUTIVE DIRECTORS AND APPOINTMENT OF NEW DIRECTORS

a.	Re-appointment of Amedeo Felisa (executive director) (voting)

b.	Re-appointment of Sergio Marchionne (executive director) (voting)

c.	Re-appointment of Piero Ferrari (non-executive director) (voting)

d.	Re-appointment of Louis C. Camilleri (non-executive director) (voting)

e.	Re-appointment of Giuseppina Capaldo (non-executive director) (voting)

f.	Re-appointment of Eduardo H. Cue (non-executive director) (voting)

g.	Re-appointment of Sergio Duca (non-executive director) (voting)

h.	Re-appointment of Elena Zambon (non-executive director) (voting)

i.	Appointment of Delphine Arnault (non-executive director) (voting)

j.	Appointment of John Elkann (non-executive director) (voting)

k.	Appointment of Lapo Elkann (non-executive director) (voting)

l.	Appointment of Maria Patrizia Grieco (non-executive director) (voting)

m.	Appointment of Adam Keswick (non-executive director) (voting)

4.	DELEGATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

5.	CLOSE OF MEETING

EXPLANATORY NOTES TO THE AGENDA

Item 1: Opening

The chairperson of the meeting will open the Annual General Meeting of Shareholders.

Item 2: Annual	Report 2015

2.a.	Report of the Board of Directors for the financial year 2015 (discussion)

In connection with the separation from Fiat Chrysler Automobiles N.V., which was completed in January 2016, the Board of Directors has drawn up, pursuant to Dutch law, a report for the financial year 2015 for (i) the currently existing Ferrari N.V., formerly known as FE New N.V., and (ii) the company that ceased to exist in the separation: Ferrari N.V., formerly known as New Business Netherlands N.V.

The Report on Operations of the currently existing Ferrari N.V. is contained in the Company’s Annual Report 2015. For further details please refer to the “Report on Operations” section of the Annual Report.

2.b.	Implementation of the remuneration policy in 2015 (discussion)

The director’s remuneration report for 2015 is contained in the Company’s Annual Report. For further details on the remuneration of the Company’s directors please refer to the “Remuneration of Directors” section of the Annual Report.

2.c.	Policy on additions to reserves and on dividends (discussion)

On February 19, 2016 the Board of Directors resolved to make a distribution of Euro 0.46 per common share in accordance with paragraph 10 of Article 23 of the articles of association of the Company.

We intend to return capital to holders of common shares over time through a sustainable dividend policy designed to provide adequate returns to shareholders, while supporting growth and protecting our creditworthiness in order to facilitate access to external funding. We intend to pay between 25% and 40% of our annual net profit by way of dividend; however, the actual level of dividends will be subject to our earnings, cash balances, commitments, strategic plans and other factors that our Board of Directors may deem relevant at the time of the dividend. Our dividend policy is subject to change in the future based on changes in statutory requirements, market trends, strategic developments, capital requirements and a number of other factors.

All issued and outstanding common shares will rank equally and will be eligible for any profit or other payment that may be declared on the common shares. Pursuant to our Articles of Association, holders of special voting shares are entitled to a minimum dividend, which is allocated to the special dividend reserve. A distribution from the special dividend reserve or the (partial) release of the special dividend reserve will require a prior proposal from the Board of Directors and a subsequent resolution of the meeting of holders of special voting shares. Ferrari does not intend to propose any distribution from the special dividend reserve.

2.d.	Adoption of the 2015 Annual Accounts (voting)

In connection with the separation from Fiat Chrysler Automobiles N.V., which was completed in January 2016, the Board of Directors has drawn up, pursuant to Dutch law, the 2015 annual accounts for (i) the currently existing Ferrari N.V., formerly known as FE New N.V., and (ii) the company that ceased to exist in the separation: Ferrari N.V., formerly known as New Business Netherlands N.V.

Both annual accounts have been audited by Ernst & Young Accountants LLP, who have issued an unqualified opinion in respect of each of them.

It is proposed that the Annual Accounts of both entities will be adopted by the General Meeting of Shareholders.

2.e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2015 (voting)

The General Meeting of Shareholders is requested to grant discharge to the executive directors in respect of the performance of their management duties as such management is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2015 Annual Accounts and to grant discharge to the non-executive directors in respect of the performance of their non-executive duties as such performance is apparent from the financial statements or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the 2015 Annual Accounts.

Item 3:	Re-appointment of the executive directors and non-executive directors and appointment of new directors

3.a.	Re-appointment of Amedeo Felisa (executive director) (voting)

3.b.	Re-appointment of Sergio Marchionne (executive director) (voting)

Article 14, paragraph 3 of the articles of association of the Company determines that the term of office of the executive directors will expire on the day the first Annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its executive directors. Both executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board of Directors believes that each of the executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to contribute significantly to the

Company and to perform its duties effectively, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board of Directors recommends the shareholders the re-election of Amedeo Felisa and Sergio Marchionne as executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s corporate website (http://corporate.ferrari.com).

3.c.	Re-appointment of Piero Ferrari (non-executive director) (voting)

3.d.	Re-appointment of Louis C. Camilleri (non-executive director) (voting)

3.e.	Re-appointment of Giuseppina Capaldo (non-executive director) (voting)

3.f.	Re-appointment of Eduardo H. Cue (non-executive director) (voting)

3.g.	Re-appointment of Sergio Duca (non-executive director) (voting)

3.h.	Re-appointment of Elena Zambon (non-executive director) (voting)

Article 14, paragraph 3 of the articles of association of the Company determines that the term of office of the non-executive directors will expire on the day the first Annual General Meeting of Shareholders is held in the following calendar year, while also allowing the annual re-appointment of its non-executive directors. All six non-executive directors are eligible and have stated their willingness to accept a re-appointment.

The Board of Directors believes that the contribution and performance of each of the non-executive directors seeking re-appointment at the Annual General Meeting of Shareholders continues to be effective, and that they each demonstrate commitment to their respective roles in the Company. Accordingly, the Board of Directors recommends to the shareholders the re-election of Piero Ferrari, Louis C. Camilleri, Giuseppina Capaldo, Eduardo H. Cue, Sergio Duca and Elena Zambon as non-executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s corporate website (http://corporate.ferrari.com).

3.i.	Appointment of Delphine Arnault (non-executive director) (voting)

3.j.	Appointment of John Elkann (non-executive director) (voting)

3.k.	Appointment of Lapo Elkann (non-executive director) (voting)

3.l.	Appointment of Maria Patrizia Grieco (non-executive director) (voting)

3.m.	Appointment of Adam Keswick (non-executive director) (voting)

Article 14.3 of the articles of association of the Company authorizes the appointment of new non-executive directors. All the new non-executive directors are eligible and have stated their willingness to accept the appointment.

The Board of Directors believes that each of the new non-executive directors seeking appointment at the Annual General Meeting of Shareholders can contribute significantly to the Company, and that they each demonstrate commitment to their respective new roles in the Company. Accordingly, the Board of Directors recommends to the shareholders the election of Delphine Arnault, John Elkann, Lapo Elkann, Maria Patrizia Grieco and Adam Keswick as non-executive directors.

The relevant biographical details and curriculum vitae of each nominee is available for inspection at the offices of the Company as well as on the Company’s corporate website (http://corporate.ferrari.com).

Item 4:	Delegation to the Board of Directors of Directors of the authority to acquire common shares in the capital of the Company (voting)

The Board of Directors believes that it is advantageous for the Company to have the flexibility to acquire own common shares, inter alia, to ensure coverage of equity-based incentive plans by the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interests of the Company and all shareholders generally.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 8 of the articles of association of the Company, delegates to the Board of Directors the authority to acquire common shares in the capital of the Company, either through purchase on a stock exchange, through a public tender offer, offer for exchange or otherwise, up to a maximum number of common shares equal to 10% of the Company’s issued common shares on April 15, 2016 at a purchase price per share, excluding expenses, not higher than 10% above or more than 10% below the average of the closing price of the common shares on the New York Stock Exchange and/or the Mercato Telematico Azionario for the five business days before the day on which the acquisition is made, for a period of 18 months from the date of the Annual General Meeting of Shareholders (April 15, 2016) and, therefore, up to and including October 14, 2017.

Item 5:	Close of meeting

The chairperson of the meeting will close the Annual General Meeting of Shareholders. Final greetings.

FERRARI N.V., March 4, 2016

WE ARE NOT ASKING FOR YOUR PROXY. THIS IS NOT A PROXY STATEMENT NOR A SOLICITATION OF PROXIES. THE COMMON SHARES AND SPECIAL VOTING SHARES OF FERRARI N.V. ARE EXEMPT FROM THE PROXY RULES OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.